FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2018

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

20 April 2018
HSBC Holdings plc

HSBC Board Change of Responsibilities

On 22 February 2018, HSBC Holdings plc (the "Company" or "HSBC") announced that Phillip Ameen, Joachim Faber and John Lipsky will retire from the Board of HSBC at the conclusion of the Annual General Meeting later today ("2018 AGM").

As a consequence of their retirement, the Board has approved the following changes to the composition of its principal committees which will take effect from the conclusion of the 2018 AGM:

·     Pauline van der Meer Mohr and Jonathan Symonds will be appointed as additional members of the Group Risk Committee;

·     Irene Lee will be appointed as an additional member of the Group Remuneration Committee;

·     Kathleen Casey will retire from the Financial System Vulnerabilities Committee to be succeeded by Laura Cha; and

·     All of the independent non-executive Directors will become members of the Nomination & Corporate Governance Committee.

Accordingly, at the conclusion of the 2018 AGM, the composition of the principal Board committees will be as follows:

Group Audit Committee	Group Risk Committee	Group Remuneration Committee	Nomination & Corporate Governance Committee*	Financial System Vulnerabilities Committee**
Jonathan Symonds (Chairman) Kathleen Casey David Nish	Jackson Tai (Chairman) Heidi Miller Jonathan Symonds Pauline van der Meer Mohr	Pauline van der Meer Mohr (Chairman) Henri de Castries David Nish Irene Lee
Mark Tucker (Chairman)

Laura Cha

Jonathan Symonds

Pauline van der Meer Mohr

Kathleen Casey

Henri de Castries

Lord Evans of Weardale

Irene Lee

Heidi Miller

David Nish

Jackson Tai

*formerly Nomination Committee

Lord Evans of Weardale (Chairman) Jackson Tai Laura Cha **plus advisers, who are non-director members

For and on behalf of the Board

Ben J S Mathews
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 20 April 2018